SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-36349

MediWound Ltd.

(Translation of registrant’s name into English)

42 Hayarkon Street

Yavne, 8122745 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On November 3, 2026, MediWound Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC (the “Underwriter”), relating to the issuance and sale (the “Offering”) by the Company of 1,200,000 ordinary shares, par value NIS 0.07 per share, of the Company (the “Ordinary Shares”), at a public offering price of $12.50 per Ordinary Share. The Underwriter has agreed to purchase the Ordinary Shares from the Company at a price of $12.09 per Ordinary Share, reflecting a blended underwriting discount. Under the terms of the Underwriting Agreement, the Company also granted the Underwriter a 30-day option to purchase up to an additional 180,000 Ordinary Shares on the same terms. On November 4, 2026, the Underwriter exercised in full its option to purchase 180,000 additional Ordinary Shares (the “Option Shares”).

The Offering is being made pursuant to the Company’s “shelf” registration statement on Form F-3 (File No. 333-285908), filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2025 and declared effective on March 27, 2025, and the base prospectus contained therein, as supplemented by a preliminary prospectus supplement dated November 3, 2026 and a final prospectus supplement dated November 3, 2026, filed with the SEC on November 5, 2026.

The Offering is expected to close on or about November 5, 2026, subject to the satisfaction of customary closing conditions. The gross proceeds to the Company from the Offering, including the Option Shares, are expected to be approximately $17.25 million before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering primarily for working capital and general corporate purposes.

The Underwriting Agreement contains customary representations, warranties and agreements of the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act of 1933, as amended.

Pursuant to the Underwriting Agreement, the Company has agreed, subject to certain exceptions, that from the date of the Underwriting Agreement through the 60th day following the date of the final prospectus supplement, it will not, without the prior written consent of the Underwriter, issue, sell or otherwise dispose of Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares, file a registration statement with respect to any such securities (other than a registration statement on Form S-8), or enter into any swap or similar arrangement that transfers the economic consequences of ownership of any such securities. In addition, each of the Company’s directors and executive officers has entered into a lock-up agreement with the Underwriter restricting, subject to certain exceptions, the sale or other disposition of Ordinary Shares and related securities for the same period.

The Company has also agreed to reimburse the Underwriter for the fees and expenses of its legal counsel in an amount of $100,000, and to pay the Underwriter $25,000 for non-accountable expenses and $15,950 for clearing costs. In addition, the Company may, in its sole discretion, pay the Underwriter a one-time performance bonus of up to $500,000.

The legal opinion of Meitar | Law Offices relating to the validity of the Ordinary Shares being issued and sold in the Offering is attached as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The contents of this Report of Foreign Private Issuer on Form 6-K, including Exhibits 1.1, 5.1 and 23.1 hereto, are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021, August 9, 2022, August 15, 2023, March 19, 2025, and March 5, 2026 (Registration Nos. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697, 333-273997, 333-285897 and 333-294055, respectively) and on Form F-3 filed with the SEC on March 31, 2023, August 29, 2024 and March 19, 2025 (Registration Nos. 333-268297, 333-281843 and 333-285908, respectively).

EXHIBIT INDEX

Exhibit	Description
1.1	Underwriting Agreement, dated November 3, 2026, by and between MediWound Ltd. and H.C. Wainwright & Co., LLC.
5.1	Opinion of Meitar | Law Offices.
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: November 5, 2026	By:	/s/ Hani Luxenburg
Name: Hani Luxenburg Title: Chief Financial Officer